EXHIBIT 99.1

S&W SEED COMPANY SEEKS
ACQUISITIONS AND MARKETING ALLIANCES

FIVE POINTS, Calif — (PR NEWSWIRE) — January 10, 2011 — S&W Seed Company (Nasdaq: SANW) today announced that it is actively seeking acquisition opportunities within the agribusiness industry. Prospective acquisition or merger candidates must be businesses or product lines that complement and enhance the Company's core strengths in the global seed and seed processing businesses. S&W welcomes being contacted by acquisition candidates that believe they can assist the Company in reaching our key strategic goals, including:

- Expanding our footprint in the Mid East, Africa and Latin America;

- Expanding domestic distribution and sales of S&W's high quality alfalfa varieties;

- Heightening capacity utilization at S&W's Five Points processing facility;

- Broadening our range of alfalfa varieties, alfalfa dormancies and related service offerings;

- Expanding into small grain and other forage seeds (such as sorghum) that are compatible with our processing capabilities or international customer base;

- Enabling product improvement, including both traditional and selective GMO; and

- Offering sector-specific expertise and experienced management teams.

Mark Grewal, President and CEO of S&W, stated, "S&W Board members and I have increasingly been contacted by companies that, like us, are in the business of supplying farmers in the U.S. and internationally. Given our public company status and strong cash position, we offer a liquidity option, not only to smaller firms, but also to less well capitalized larger businesses. We have been approached by, or have ourselves approached, at least half a dozen potential acquisitions. Some of these may fit with S&W's business strategy and could materially propel our growth. In order to identify more opportunities, our Chairman, Grover Wickersham, and I would like potential sellers, merger partners or brokers to be aware that we are open to being contacted about mergers, acquisitions and alliances that will allow us to build onto our existing operations or expand into complementary areas. "

Inquiries should be directed to Dan Karsten, Executive Vice President, Operations at 559-884-2535.

About S&W Seed Company
Founded in 1980 and headquartered in the Central Valley of California, S&W Seed Company is a global leader in warm climate, high yield alfalfa seed varieties, including varieties that can thrive in poor, saline soils, as verified over decades of university-sponsored trials. S&W also offers seed cleaning and processing at its 40-acre facility in Five Points, California. In fiscal 2010, the Company launched a business expansion initiative centered on mass producing stevia leaf in the U.S. in response to growing

global demand for the all-natural, zero calorie sweetener from the food and beverage industry. For more information, please visit www.swseedco.com.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:
Elite Financial Communications Group, LLC
Dodi B. Handy, President and CEO (Twitter: dodihandy)
FOR MEDIA: Polly Wheeler
(407) 585-1080 or via email at SANW@efcg.net

OR

PR Financial Marketing
Jim Blackman
(713) 256-0369 or via email at jim@prfmonline.com